ALMOND FINANCE CORPORATION

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD
ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

ALMOND FINANCE CORPORATION
CONSOLIDATED BALANCE SHEET

ASSETS

	December 31, 2021	December 31, 2020
CURRENT ASSETS		
Cash and cash equivalents	$ 2,081	$ -
TOTAL CURRENT ASSETS	2,081	-
LONG-TERM ASSETS		
Loan receivable from Shareholders	$ 8,795	$ -
TOTAL LONG-TERM ASSETS	8,795	-
TOTAL ASSETS	$ 10,876	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Credit cards payable	$ 135	$ -
Payable to owners	14,180	518
TOTAL CURRENT LIABILITIES	14,315	518
TOTAL LIABILITIES	14,315	518
SHAREHOLDERS' EQUITY		
Common stock, authorized 10,000,000 and 0 shares as of December 31, 2021 and 2021. 8,750,000 and 0 shares issued and outstanding, $0.001 par value, as of December 31, 2021 and 2020, respectively.	8,795	-
Treasury stock, 705,000 and 0 shares as of December 31 2021 and 2020, respectively.	705	
Additional paid-in capital	-	-
Retained earnings	(518)	-
Net Income	(12,421)	(518)
TOTAL SHAREHOLDERS' EQUITY	(3,439)	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 10,876	$ -

ALMOND FINANCE CORPORATION
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2021	Year Ended December 31, 2020
OPERATING EXPENSES		
Bank fees	15	-
Contractors and consultants	8,464	368
IT expense	1,080	-
Licenses and subscriptions	2,865	150
TOTAL OPERATING EXPENSES	12,421	518
NET OPERATING LOSS	(12,421)	(518)

ALMOND FINANCE CORPORATION
CONSOLIDATED STATEMENT OF EQUITY

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, DECEMBER 21, 2019	-	$ -	$ -	$ -	$ -	$ -	$ -
Net income		-		-	-	(518)	$ (518)
BALANCE AS OF DECEMBER 31, 2020	-	$ -	-	$ -	$ -	$ (518)	$ (518)
Issuance of Common Stock	9,500,000	9,500	-		-	-	$ 9,500
Repurchase of Common Stock	(705,000)	(705)	705,000	705	-	-	-
Net income		-		-	-	(12,421)	$ (12,421)
ENDING BALANCE, DECEMBER 31, 2021	8,795,000	$ 8,795	705,000	$ 705	$ -	$ (12,939)	$ (3,439)

ALMOND FINANCE CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES	Year Ended December 31, 2021	Year Ended December 31, 2020
Net loss	$ (12,421)	$ (518)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in liabilities:		
Credit cards payable	135	-
CASH USED FOR OPERATING ACTIVITIES	(12,286)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issuance of loan from owner	13,662	518
Payments to shareholders for loan issued	(8,795)	-
Proceeds from the issuance of common stock	9,500	-
CASH PROVIDED BY FINANCING ACTIVITIES	9,491	518
NET INCREASE (DECREASE) IN CASH	(2,795)	-
CASH AT BEGINNING OF YEAR	-	-
CASH AT END OF YEAR	$ 2,081	$ -

1.   **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statements only include information from inception (December 2020) through December 31, 2021.

Almond Finance Group was incorporated in the State of Wyoming on December 30, 2020.

The Company has developed a revolutionary platform called Verde Finance. Verde Finance's platform provides investors access to stock research, portfolio analytics, and social component with discussion rooms, direct messaging, group chats, leaderboards, and more.

Fiscal Year
The Company operates on a December 31st year-end.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. The Company held $2,081 and $0 cash equivalents as of December 31, 2021 and 2020, respectively.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Wyoming.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Repurchase and reissue of ordinary shares (treasury shares)

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

Operating Expenses

The Company expenses all bank fees, contractors and consultants, IT expenses, Licenses and subscriptions costs as they are incurred.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non‑employee stock‑based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counter party has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

3.   <u>**Commitments and Contingencies**</u>
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

4.   <u>**Loans Receivable – Related Parties**</u>
The Company has provided loans to related parties of the Company valued at $8,795 and $0 as of December 31, 2021 and 2020, respectively. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date.

5.   <u>**Loans Payable – Related Parties**</u>
The Company has received additional funding from related parties of the Company valued at $14,180 and $518 as of December 31, 2021 and 2020, respectively. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date.

5.   **Equity**

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of Common Stock,$0.001 par value per shares. There were 9,500,000 and 0 shares issued and outstanding as of December 31, 2021and 2020, respectively. During the year the Company repurchased 705,000 shares from shareholders and the reserve for the Company's treasury shares comprises the cost of the Company's shares held. As of December 31, 2021, the Company held 705,000 of the Company's shares.

6.   <u>**Subsequent Events**</u>

On February 28, 2022, the Company entered into a Simple Agreement for Future Equity ("SAFE") contract through which the Company receive $10,000 in exchange for the right to purchase shares in the future at a discounted rate.

The Company has evaluated subsequent events through May 4, 2022, the date through which the financial statement was available to be issued. It has been determined that no other events require additional disclosure.